SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
            PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)*

                              Hecla Mining Company
                      -------------------------------------
                                (Name of Issuer)

             Series B 7% Preferred Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    422704205
                              ---------------------
                                 (CUSIP Number)

                                  July 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [X]        Rule 13d-1(c)

       [ ]        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 2 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Langley Partners, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              141,300(1)(2)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           141,300(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH

1 Langley Partners, L.P. is the record owner of 16,800 shares of Series B 7% Preferred Stock, par value $0.25 per share (the "Preferred Stock"), of Hecla Mining Company. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of Langley Management, LLC, Langley Capital, LLC and Jeffrey Thorp, may be deemed to be the beneficial owner of the 16,800 shares of Preferred Stock held of record by Langley Partners, L.P.

2 Langley Partners, L.P. has the right to acquire 124,500 shares of Preferred Stock (the "Additional Preferred Stock") through a call option with Lehman Brothers Inc. The call option is currently comprised of long and short positions on a basket of securities of a number of companies (the "Other Securities") in addition to the Additional Preferred Stock of Hecla Mining Company. The Additional Preferred Stock represents approximately 46% of the total notional market values of the option components as of September
     10, 2002. Langley Partners, L.P. has the right to acquire the Additional Preferred Stock within sixty (60) days through physical settlement of its option on such shares. The current exercise price of the option on the basket of securities is $307,390 (the "Basket Exercise Price") and the expiration date of the option is August 7, 2003. To the extent that the components of the basket of securities are modified upon the mutual consent of Langley Partners, L.P. and Lehman Brothers Inc., the Basket Exercise Price would be changed. There is no currently determinable exercise price for the Additional Preferred Stock, as it cannot be purchased separately from the basket. In order to acquire the Additional Preferred Stock through the option, Langley Partners, L.P. must simultaneously settle all of its positions on the Other Securities and, therefore, acquire the Other Securities at the same time as Langley Partners, L.P. acquires the Additional Preferred Stock. Unless and until the Additional Preferred Stock is acquired by Langley Partners, L.P., in whole or in part, Lehman Brothers Inc. (to the extent it currently owns such shares) shall remain the record owner of the Additional Preferred Stock and shall have the right to vote and dispose of such shares of Additional Preferred Stock. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of Langley Partners, L.P., Langley Management, LLC, Langley Capital, LLC and Jeffrey Thorp, may be deemed to be the beneficial owner of the Additional Preferred Stock that Langley Partners, L.P. has the right to acquire.

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 3 of 11
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     141,300(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.75%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 4 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Langley Management, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              141,300(1)(2)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           141,300(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     141,300(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.75%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 5 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Langley Capital, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              141,300(1)(2)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           141,300(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     141,300(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.75%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 6 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Jeffrey Thorp
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              141,300(1)(2)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           141,300(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     141,300(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.75%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 7 of 11

Item 1(a). Name of Issuer:

           Hecla Mining Company (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

           6500 Mineral Drive, Suite 200
           Coeur d'Alene, Idaho 83815-8788

Items 2(a),
 (b) and (c). Name of Persons Filing, Address of Principal Business Office and
              Citizenship:

           This Schedule 13G is being filed on behalf of (i) Langley Partners, L.P., a Delaware limited partnership ("Langley L.P."), (ii) Langley Management, LLC, a Delaware limited liability company and a general partner of Langley L.P., (iii) Langley Capital, LLC, a Delaware limited liability company and a general partner of Langley L.P., and
           (iv) Jeffrey Thorp, an individual who is a U.S. citizen and the managing member of Langley Management, LLC and Langley Capital, LLC ("Thorp," together with Langley L.P., Langley Management, LLC and Langley Capital, LLC, collectively, the "Reporting Persons"). The principal business office of each of the Reporting Persons is 535 Madison Avenue, 7th Floor, New York, NY 10022.

Item 2(d). Title of Class of Securities:

           Series B 7% Preferred Stock, par value $0.25 per share, of the Company (the "Preferred Stock").

Item 2(e). CUSIP Number:

           422704205

Item 3.    Not applicable.

Item 4.    Ownership.

           (a)  Amount beneficially owned:

                141,300 shares of Preferred Stock(1)(2)

           (b)  Percent of class:

                18.75% of the total outstanding shares of Preferred Stock. This percentage is based upon the 753,402 shares of Preferred Stock outstanding on July 25, 2002, after the completion of the Company's tender offer to holders of Preferred Stock to exchange each share of their

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 8 of 11

                shares of Preferred Stock for seven shares of the Company's common stock, par value $0.25 per share.

           (c)  Number of shares to which such person has:

                (i)   Sole power to vote or direct the vote: 141,300(1)(2)

                (ii)  Shared power to vote or direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                      141,300 (1)(2)

                (iv)  Shared power to dispose of or direct the disposition of: 0

                Langley L.P. beneficially owns, and Langley Management, LLC, Langley Capital, LLC and Thorp may be deemed to beneficially own, an aggregate of 141,300 shares of the Preferred Stock. Because Langley Management, LLC and Langley Capital, LLC are the general partners of Langley L.P. and (i) Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof; and (ii) Thorp is the sole member and manager of Langley Capital, LLC, each of Langley Management, LLC, Langley Capital, LLC and Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Preferred Stock which Langley L.P. beneficially owns. This statement on Schedule 13G shall not be construed as an admission that each of the Reporting Persons is the beneficial owner of the Preferred Stock covered by such statement.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of a Group.

           Not Applicable.

Item 10.   Certification.

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 9 of 11

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 422704205                                                Page 10 of 11

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2002

                                        LANGLEY PARTNERS, L.P.

                                        By: LANGLEY MANAGEMENT, LLC,
                                            as General Partner

                                            By:/s/Jeffrey Thorp
                                               -----------------------------
                                               Jeffrey Thorp, Manager


                                        By: LANGLEY CAPITAL, LLC,
                                            as General Partner

                                            By:/s/Jeffrey Thorp
                                               -----------------------------
                                               Jeffrey Thorp, Manager


                                        LANGLEY MANAGEMENT, LLC

                                        By:/s/Jeffrey Thorp
                                           ---------------------------------
                                           Jeffrey Thorp, Manager


                                        LANGLEY CAPITAL, LLC

                                        By:/s/Jeffrey Thorp
                                           ---------------------------------
                                           Jeffrey Thorp, Manager


                                        /s/Jeffrey Thorp
                                        ------------------------------------
                                        Jeffrey Thorp

                                  SCHEDULE 13G
CUSIP NO. 422704205

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 141,300 shares of Series B 7% Preferred Stock, par value $0.25 per share, of Hecla Mining Company, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 12, 2002.

                                        LANGLEY PARTNERS, L.P.

                                        By: LANGLEY MANAGEMENT, LLC,
                                            as General Partner

                                            By:/s/Jeffrey Thorp
                                               -----------------------------
                                               Jeffrey Thorp, Manager


                                        By: LANGLEY CAPITAL, LLC,
                                            as General Partner

                                            By:/s/Jeffrey Thorp
                                               -----------------------------
                                               Jeffrey Thorp, Manager


                                        LANGLEY MANAGEMENT, LLC

                                        By:/s/Jeffrey Thorp
                                           ---------------------------------
                                           Jeffrey Thorp, Manager


                                        LANGLEY CAPITAL, LLC

                                        By:/s/Jeffrey Thorp
                                           ---------------------------------
                                           Jeffrey Thorp, Manager


                                        /s/ Jeffrey Thorp
                                        ------------------------------------
                                        Jeffrey Thorp